Contact

www.linkedin.com/in/robert-a-errato-63504992 (LinkedIn)

Top Skills

Microsoft Office
Event Management
Management

Robert A Errato

Owner & DP - Impact Video Production, LLC.
New York City Metropolitan Area

Experience

Impact Video Production, LLC.

Owner & DP of Impact Video Production, LLC.
March 2018 - Present (4 years 3 months)
Wallingford, Connecticut, United States

Owner & Director of Photography at Impact Video Production where we offer turn key video production services that accommodate video needs of clients from all walks of life. From small local video shoots to national video production projects. At Impact Video Production we constantly strive to deliver high-end video productions that are impactful, engaging, and most of all deliver the results our clients are looking for. Impact Video Production provides the videos you need at a price you can afford!

Beeotto, LLC.

Vice President - Video Production & Video Placement
January 2020 - Present (2 years 5 months)
Greater NYC Metropolitan Area

As VP of Video Production & Video Placement at Beeotto I oversee the production of all video content, ensure quality control throughout the production process as well as manage and coordinate the placement of Member's videos into each digital media platform.

SRE Productio Group, LLC.

DP/Videographer, Editor, & Producer
June 2015 - March 2018 (2 years 10 months)
Greater NY

SRE PRODUCTIONS

Manager
2013 - March 2018 (5 years)

Responsibilities: Managing and running the companies full service video/audio studio facility, management of projects both in studio and off site, maintain all scheduling pertaining to both clients and employees, provide studio set up and break down when studio is rented, oversee employees and track work progress, as well as customer service with clients. Also work closely with

the owner and creative director to constantly grow the vision and quality of all the video and audio productions that we deliver. Also assist in marketing, Production, post-Production, editing, and anything else associated with the production process from start to finish so that SRE Production Group can continue to be a highly valuable resource in the field of Audio/Video production.

Quality Distributors, LLC
Owner, Operator
March 2011 - October 2013 (2 years 8 months)
Wallingford, CT

Owner/Operator of Quality Distributors,LLC, a food distribution company that delivered and serviced a wide variety of food products to all major supermarkets chains through-out central CT, as well as close to 90 independent food stores, restaurants and smaller convenience style stores all across the state of Connecticut. As a small business owner I was responsible for taking care of everything that was needed to maintain and run a successful business, from keeping track of literally thousands of different food products to make sure they got delivered at the correct time to the correct markets to maximize sales and minimize product return. Another major aspect of this business was ordering and receiving all products needed to service all the stores within the given territory. As the owner I was also responsible for everything else involved with running a business. I was responsible for all the book keeping, maintaining relationships with all my suppliers as well as all my customers which ended up oddly enough being my favorit part of the job, simply building quality relationships with all my customers and suppliers was a very enjoyable part of my day with this business. Simply put, I was responsible for everything that goes into running and maintaining any small business. I ran the business with great success for just under 3 years and then I sold the business in late October of 2013 to move onto a position with my brother at his company the SRE Production Group because he was rapidly growing and looking to take someone on and I was the first person he asked and I took him up on the offer quite quickly to say the least. While I worked at SRE I learned countless audio and video production techniques that I've used to parlay into my own Videography and Video Production Company.

Education

Southern Connecticut State University

Business Administration, Psychology, Anthropology · (2008 - 2010)

Central Connecticut State University
Business Administration and Management, General · (2005 - 2007)

North Haven High School
High School Diploma · (1999 - 2003)